UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ORBITAL ENERGY GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68559A 109

(CUSIP Number)

November 17, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 68559A 109	13G	Page 2 of 8 Pages

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis Ray Janak
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☒
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization US
Number of	5.	Sole Voting Power 0
Shares Beneficially Owned by	6.	Shared Voting Power 7,213,211
Each Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,213,211
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,213,211
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 9.2%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 68559A 109	13G	Page 3 of 8 Pages

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marty Alan Janak
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☒
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization US
Number of	5.	Sole Voting Power 0
Shares Beneficially Owned by	6.	Shared Voting Power 7,213,211
Each Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,213,211
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,213,211
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 9.2%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 68559A 109	13G	Page 4 of 8 Pages

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Monty Charles Janak
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☒
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization US
Number of	5.	Sole Voting Power 0
Shares Beneficially Owned by	6.	Shared Voting Power 7,213,211
Each Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,213,211
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,213,211
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 9.2%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 68559A 109	13G	Page 5 of 8 Pages

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amy Marie Pugh
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☐
(b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization US
Number of	5.	Sole Voting Power 0
Shares Beneficially Owned by	6.	Shared Voting Power 7,213,211
Each Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,213,211
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,213,211
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 9.2%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 68559A 109	13G	Page 6 of 8 Pages

ITEM 1.

(a)	Name of Issuer Orbital Energy Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1924 Aldine Western, Houston, Texas 77038

ITEM 2.

(a)	Name of Person Filing Dennis Ray Janak Marty Alan Janak Monty Charles Janak Amy Marie Pugh

(b)	Address of Principal Business Office or, if none, Residence 4211 Chance Lane, Rosharon, Texas 77583

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 68559A 109

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 2(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 68559A 109	13G	Page 7 of 8 Pages

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4     OWNERSHIP.

(a)	Amount Beneficially Owned: 7,213,211 Shares

(b)	Percent of Class: 9.2%

(c)	Number of shares as of which such person has:

(i)	Sole power to vote or to direct the vote: 0 Shares
(ii)	Shared power to vote or to direct the vote: 7,213,211 Shares
(iii)	Sole power to dispose or to direct the disposition of: 0 Shares
(iv)	Shared power to dispose or to direct the disposition of: 7,213,211 Shares

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

This Schedule 13G is being filed on behalf of the members of Tidal Power Group, LLC. Such members disclaim membership in a group.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

CUSIP No. 68559A 109	13G	Page 8 of 8 Pages

ITEM 10.         CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2021
(Date)

/s/ DENNIS RAY JANAK
(Signature)

DENNIS RAY JANAK
(Name/Title)

/s/ MARTY ALAN JANAK
(Signature)

MARTY ALAN JANAK
(Name/Title)

/s/ MONTY CHARLES JANAK
(Signature)

MONTY CHARLES JANAK
(Name/Title)

/s/ AMY MARIE PUGH
(Signature)

AMY MARIE PUGH
(Name/Title)